UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of June 2026

Commission File No.: 001-40359

Uranium Royalty Corp.

(Translation of registrant’s name into English)

Suite 1830, 1188 West Georgia Street

Vancouver, British Columbia, V6E 4A2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.4, 99.5, 99.6 and 99.7 contained in this Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-10, as amended (Registration No. 333-288789) of Uranium Royalty Corp. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uranium Royalty Corp.

Date: June 22, 2026	By:	/s/ Andrew Marshall
	Name:	Andrew Marshall
	Title:	Chief Financial Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Special Meeting and Management Information Circular
99.2	Form of Proxy
99.3	Voting Instruction Forms
99.4	NI 43-101 Technical Report for the Nonoperating Trona Royalty Interests, Green River Basin, Sweetwater County, Wyoming
99.5	Consent of Erik Hemstad
99.6	Consent of Susan Patton
99.7	Consent of Darcy Hirsekorn
99.8	Letter of Transmittal and Election Form